Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

October 1, 2020

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on September 1, 2020 with respect to the Amendment and the Trust’s series, Leatherback Long/Short Absolute Return ETF and Leatherback Long/Short Alternative Yield ETF (the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the registration statement.
General
1.    Please update the EDGAR series and class information with each Fund’s exchange ticker symbol.
Response: The EDGAR series and class information will be updated with each Fund’s exchange ticker symbol.
Prospectus
2.    Please provide a completed Fees and Expenses table as well as the completed Expense Example for each Fund prior to effectiveness.
Response: The Funds’ completed fee tables and expense examples are as shown in the attached Appendix A.
3.     In reviewing each Fund’s principal investment strategies disclosure, the Staff notes that the Funds expect to engage in short selling. To the extent short selling activity is expected, be sure to reflect the associated expenses in each Fee and Expenses table as a component of “Other Expenses.”
Response: The Trust confirms that “Other Expenses” in each Fees and Expenses table will include estimated expenses from interest and dividends on short positions for the current fiscal year.
4.     The principal investment strategies for the Absolute Return ETF references “factor-based” ETFs. Please consider providing a definition of a factor-based ETF.
Response: The sentence referencing factor-based ETFs within the Absolute Return ETF’s principal investment strategies disclosure has been revised as follows: “The Fund may also sell short equity securities or other ETFs that are sector-, market capitalization-, or geography-focused, or those that target specific drivers of return or risk, such as momentum, low volatility or value (sometimes referred to as “factor-based ETFs”), to take advantage of headwinds perceived by Leatherback for those investments.”
5.     Please consider re-ordering the principal risks of the Funds in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Amendment’s principal risks have been revised to ensure that each Fund’s risk disclosures are tailored appropriately to the Fund and that the risks the Sub-Adviser considers to be the most significant are not obscured or presented in a manner that could render the disclosure misleading. As a result of such revisions, the Trust notes that the first risk listed for each Fund is “Associated Risks of Short Selling,” which the Sub-Adviser believes is the most significant risk for the Funds.
6.     Both Funds reference synthetic convertibles under convertible securities risk. Will the Funds invest in contingent convertible securities (“CoCos”)? If yes, add CoCos disclosure to principal investment strategy.
Response: The Trust confirms that neither Fund will invest in CoCos.
7.     The Absolute Return ETF lists “Other investment companies risk.” Add disclosure to principal investment strategies that investing in other investment companies will result in increased fees and expenses for the Absolute Return ETF.
Response: The only principal investment strategy that the Absolute Return ETF will undertake with respect to ETFs is short selling. Consequently, the Trust does not believe that increased fees and expenses resulting from such ETFs creates a principal risk for the Fund and respectfully declines to make the requested change. With respect to the Other Investment Companies Risk within the statutory principal investment risks section, the Trust confirms that the disclosure has been revised to specify that the risk of higher and duplicative expenses associated with investing in other investment companies applies as a principal risk only to the Alternative Yield ETF, and not the Absolute Return ETF.
8.     For the Alternative Yield ETF please clarify what is meant by “alternative yield.”
Response: The Trust responds by explaining that, as described under “Fund Summary-Principal Investment Strategies,” the Alternative Yield ETF seeks to achieve its investment objective in part by purchasing long positions in securities believed to provide high levels of sustainable shareholder yield, which is defined as dividends plus buybacks plus debt paydowns. The term “alternative yield” encompasses the Sub-Adviser’s focus on securities of companies with high shareholder yield, and in particular, the idea that the evaluation of a particular security’s yield involves analyzing share buybacks and debt paydowns, in addition to the amount of dividends paid by the issuer. The term “alternative yield” also emphasizes sources of income alternative to dividends alone and the following sentence has been added to the prospectus: The Sub‑Adviser considers alternative yield to include interest and dividend income received from a security that is not a debt instrument.
9.    Given that investing in MLPs is a principal investment strategy of the Alternative Yield ETF, please address the following: A) include current income expense and deferred income expense line items in the fee table; B) consider whether it would be appropriate to add principal risk disclosure concerning investments in energy and natural resources; C) add tax risk disclosure that states (1) if the Fund retains an investment in an MLP until the basis is reduced to zero, subsequent distributions will be taxable to the fund at ordinary income rates and (2) shareholders may receive a corrected 1099; and D) if the Fund will invest in equity MLPs, please confirm whether that will include general partner interests in the MLP.
Response:
A.The Fund does not expect to have current income expense or deferred income expense and therefore respectfully declines to add these line items to the fee table.
B.The risk disclosure titled “MLP Risk” has been revised to include the following language: “To the extent the Fund’s investments in MLPs expose its portfolio to the energy sector, such as the oil and gas industries, the Fund may experience additional risks related to these industries.”
C.The Fund has added the requested disclosures.
D.As a principal investment strategy, the Fund may invest directly in MLPs or indirectly in MLPs through MLP-based ETFs. As a non-principal investment strategy, the Fund may invest in equity and debt securities that represent an indirect interest in an MLP issued by affiliates of the MLP, including the general partners or managing members of MLPs and companies that own MLP general partner interests, and disclosure relating to the same has been added to the SAI in the “Description of Permitted Investments – Master Limited Partnerships” section.

Statement of Additional Information
10.     The last sentence under “Description of Permitted Investments – Business Development Companies” references the Alternative Yield ETF’s ability to replicate its index. As the Fund is actively managed, please explain or remove this reference.
Response: The Trust confirms that the Alternative Yield ETF is actively managed and that the reference to replicating an index has been removed.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Leatherback Long/Short Absolute Return ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.95%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.18%
Total Annual Fund Operating Expenses	1.13%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $115	3 Years: $359

Fees and Expenses of the Leatherback Long/Short Alternative Yield ETF
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.95%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.14%
Total Annual Fund Operating Expenses	1.09%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $111	3 Years: $347
A-1